Room 4561
						 February 28, 2006

Michael S. Gilliland
President and Chief Executive Officer
Sabre Holdings Corporation
3150 Sabre Drive
Southlake, TX 76092

Re:	Sabre Holdings Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 11, 2005
	File no. 1-12175

Dear Mr. Gilliland:

      We have reviewed your response letter dated January 23, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Customer Incentives, page 71
1. We note your response to our comment no. 7. It is not evident from your response how the Company meets the criteria in paragraph 9 for recognizing incentives paid to customers as an expense as opposed to a reduction in revenue. In this regard explain to us how incentives paid to the recipient that use your Sabre Travel Network are separable from the fee the recipient pays you for bookings through the Sabre Travel Network. Also, tell us how the Company could have entered into an exchange transaction with a party other than the purchaser of its products and services in order to receive the identified benefit noted in your response (i.e. the bookings benefit). Further address your consideration of Issue 6 in accounting for incentives paid to customers.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding this comment.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Michael S. Gilliland
Sabre Holding Corporation
February 28, 2006
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